Exhibit 99.6

INVESTMENT IN PACIFIC INTERNET LIMITED

-                       PROPOSED DISPOSAL OF SHARES IN PACIFIC INTERNET LIMITED (“PACNET”); OR IN THE ALTERNATIVE,

-                       PROPOSED ACQUISITION OF FURTHER SHARES IN PACNET, INCLUDING THE MAKING OF A PARTIAL OR GENERAL OFFER FOR SHARES IN PACNET

The Board of Directors (the “Board”) of Vantage Corporation Limited (the “Company”) wish to announce that the Company is evaluating its investment of 3,879,373 shares in Pacific Internet Limited (“PacNet”), which represents an approximate 28.35% interest in PacNet and in connection therewith, is considering:

(a)             the potential disposal (the “Potential Disposal”) of all or part of its interest in PacNet; or

(b)            acquiring additional shares in PacNet, including making a partial or a general offer (the “Potential PacNet Offer”) for shares in PacNet which the Company does not already hold.

For the avoidance of doubt, the Board has not yet taken a decision on either the Potential Disposal or the Potential PacNet Offer and this announcement should not be construed to be an offer for the PacNet Shares which the Company does not already own.

The Potential Disposal as well as the Potential PacNet Offer will each be considered major transactions pursuant to Chapter 10 of the Singapore Exchange Securities Trading Limited (“SGX-ST”) Listing Manual, if undertaken, and will accordingly require the approval of shareholders.

The Company will be making an application to obtain confirmation from the SGX-ST that the Potential PacNet Offer will be treated as a ‘major transaction’ under Chapter 10 of the Listing Manual, and not a ‘very substantial acquisition’, notwithstanding that the Potential PacNet Offer may, under certain circumstances, exceed the specified thresholds as calculated under Rule 1006 of the SGX-ST Listing Manual.

80 Raffles Place 29th Floor UOB Plaza 2 Singapore 048624 • Telephone + 65 6533 2233 • Facsimile +65 6533 001l

The Directors believe that pending a firm decision to undertake the Potential Disposal or the Potential PacNet Offer, it is important for the Board to be authorised to negotiate and execute definitive documents and take all necessary action to complete either the Potential Disposal or the Potential PacNet Offer. This is to allow for the flexibility for the Company to act quickly and decisively on opportunities to maximize the value of the Company’s investment in PacNet.

Accordingly, the Board will be seeking a mandate (the “PacNet Mandate”) from the shareholders of the Company to undertake the Potential Disposal or the Potential PacNet Offer. In either situation, the Board will be guided by the principles of acting in the best interests of shareholders, by balancing on the one hand, the protection of all shareholders’ interests and keeping shareholders apprised of all significant transactions undertaken by the Company and, on the other hand, maximizing the value of the Company’s investment in PacNet.

A circular to shareholders (the “Shareholders’ Circular”), together with notice of the Extraordinary General Meeting to consider the resolution to approve the PacNet Mandate, will be despatched to shareholders of the Company in due course. The Shareholders’ Circular will contain, inter alia, details of the scope of the PacNet Mandate.

The issuance of the Shareholders’ Circular will, as required pursuant to the Listing Manual, be subject to the approval of the SGX-ST, and shall be despatched to shareholders after receipt of such approval.

By Order of the Board

Cheong Sook Fun
Company Secretary

29 September 2006
Singapore